Mail Stop 4561

Mr. Brian F. Lavin
President and Chief Executive Officer
NTS Realty Capital, Inc.
10172 Linn Station Road
Louisville, KY 40223

       Re: **NTS Realty Holdings Limited Partnership**
                 Form 10-K for the year ended December 31, 2007
                 Filed March 25, 2008
                 File No. 001-32389

Dear Mr. Lavin:

       We have reviewed your response letter dated March 20, 2009, and have the following additional comment. Please be as detailed as necessary in your explanations. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Consolidated Statements of Cash Flows, page 39

1. We note that you intend to reflect the change in your accounting for your undivided tenant in common interests from consolidation to the equity method as a change in accounting principle, rather than as a correction of an error. We have reviewed your prior responses, and it does not appear that there is any literature in GAAP that supports consolidation of an undivided interest in an asset. Please tell us what literature in GAAP, applicable to your facts and circumstances, supports your consolidation of these undivided tenant in common interests, or incorporate within your Form 10-K for the year ended December 31, 2008, a restatement of your financial statements for the year ended December 31, 2007, and the subsequent interim periods, accounting for the correction in accordance with SFAS 154.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief